Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Turnstone Biologics Corp.

in connection with its Registration Statement on Form S-1 (File No. 333-272600)

June 21, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Sprague Hamill

Joshua Gorsky

Christine Torney

Mary Mast

Re:	Turnstone Biologics Corp.

Registration Statement on Form S-1

June 12, 2023

File No. 333-272600

Ladies and Gentlemen:

On behalf of Turnstone Biologics Corp. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 9, 2023 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 15, 2023 (the “DRS”), and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on June 12, 2023 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 19 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 19 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Cooley LLP    55 Hudson Yards    New York, NY    10001

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U.S. Securities and Exchange Commission

June 21, 2023

Page Two

Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Determination of the Fair Value of Common Stock, page 109

19.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your incentive units and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a 1-for-[***] reverse stock split of the Common Stock that the Company anticipates may be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). The share and per share numbers in this letter are presented on a pre-Reverse Stock Split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry generally, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry, as well as input received from BofA Securities, Inc., SVB Securities LLC and Piper Sandler & Co., the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock, as adjusted for the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

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U.S. Securities and Exchange Commission

June 21, 2023

Page Three

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of its Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) most recent arm’s length sales of its convertible preferred stock, (ii) and the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the prices of the Company’s convertible preferred stock sold to outside investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s convertible preferred stock as compared to those of the Common Stock, including liquidation and redemption preferences of the Company’s convertible preferred stock;

•

the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for the Company’s product candidates and progress of the Company’s development and manufacturing processes;

•	the Company’s stage of development and business strategy, and material risks related to the Company’s business;

•	the hiring of key personnel and management;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and historical and forecasted performance and results of operations;

•	the lack of an active public market for the Common Stock and the Company’s convertible preferred stock;

•	the likelihood of achieving a liquidity event for the holders of Common Stock, such as an IPO, or a sale of the Company, given prevailing market conditions;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry; and

•	the economy in general.

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

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U.S. Securities and Exchange Commission

June 21, 2023

Page Four

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the Common Stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of Common Stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, as the Company had obtained better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur, the Hybrid Method was utilized for the independent third-party valuations of the Common Stock as of April 29, 2022 (the “April 29, 2022 Valuation”) and as of March 31, 2023 (the “March 31, 2023 Valuation” and together with the April 29, 2022 Valuation, the “Valuations”), each as discussed below. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid. In the Company’s case, the Hybrid Method incorporated two scenarios: (1) the sale scenario where the allocation of total equity value was performed using the OPM, and (2) the IPO scenario, where all outstanding shares of the Company’s convertible preferred stock were assumed to be mandatorily converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each sale and IPO scenarios to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

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U.S. Securities and Exchange Commission

June 21, 2023

Page Five

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.

Common Stock Valuations and Stock Option Grants

The Company granted the following stock option awards since June 1, 2022:

Date of Grant	Numbers of Shares Subject to Stock Options Granted		Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock at Grant Date
June 30, 2022	[	***]	$	[	***]	$	[	***]
September 7, 2022	[	***]	$	[	***]	$	[	***]
December 14, 2022	[	***]	$	[	***]	$	[	***]
March 2, 2023	[	***]	$	[	***]	$	[	***]
May 31, 2023	[	***]	$	[	***]	$	[	***]

Except as described below under “Common Stock Valuation and Stock Issuance”, there were no other equity incentive awards granted by the Company since June 1, 2022.

April 29, 2022 Valuation – June 30, 2022, September 7, 2022, December 14, 2022 and March 2, 2023 Stock Option Grants

From June 1, 2022 to March 2, 2023, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of each of the grants to be $[***] per share based on a number of factors, including the April 29, 2022 Valuation.

For the April 29, 2022 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the sale scenario using the OPM being weighted at [***]% and the IPO scenario using the OPM being weighted at [***]%.

The total equity values in the sale and IPO scenarios were estimated using the Subject Company Transaction Method of the Market Approach, and specifically the backsolve method (the “Backsolve Method”) as of June 29, 2021, the date of the closing of the Series D preferred stock financing (the “Financing Date”), discussed below, and then rolled forward to the valuation date for the April 29, 2022 Valuation to account for the changes in the market and values for comparable biotechnology companies between the Financing Date and the valuation date for the April 29, 2022 Valuation. In addition, the total equity values for each scenario were then adjusted for the changes in the Investigational New Drug (“IND”) probability between the Financing Date and the date of the April 29, 2022 Valuation.

For purposes of the April 29, 2022 Valuation, the Hybrid Method reflected the Company’s issuance and sale of 29,285,356 shares of the Company’s Series D convertible preferred stock on the Financing Date (the “Series D Preferred Stock Financing”). Shares of the Company’s Series D convertible preferred stock were issued and sold at a purchase price of $2.73174 per share. In determining the implied total equity value under the Backsolve Method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years in the sale scenario and volatility of [***]% and an estimated time to liquidity of [***] years in the IPO scenario, based on management’s best estimates of a liquidity event at such time.

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

Cooley LLP    55 Hudson Yards    New York, NY 10001

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U.S. Securities and Exchange Commission

June 21, 2023

Page Six

In the IPO scenario of the Hybrid Method, the Company’s total equity value as of the valuation date for the April 29, 2022 Valuation was allocated to the Company’s equity securities within an OPM framework on an as-if-converted basis while also considering the optionality of the Company’s stock options, assuming an IPO event would occur in [***] 2022. The Company believes that the nature of the scenarios used in the Hybrid Method and the scenario timings and probabilities were appropriate in light of the Company’s stage of development, and in particular, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the IPO scenario because at the time of the April 29, 2022 Valuation, the Company had completed its IPO organizational meeting on [***], 2022, whereby it was discussed that the Company ideally planned to consummate its IPO in [***] 2022. As a result of this meeting, the Company gained some visibility into the probability and timing of a potential future IPO. However, the mere intent to file a registration statement and consummate an IPO does not necessarily mean that the Company would be successful in doing so. Macroeconomic and industry specific events, such as the biotechnology IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk, or other Company specific events, such as a setback in the field of tumor infiltrating lymphocytes (“TIL”) therapeutics or related technologies, at the Company or other companies in the field could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. In addition, by the end of April 2022, the Company had decided to put its plans to conduct an IPO on hold pending improving market conditions and further progress in the Company’s clinical development plans. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the remaining weight [***]% was assigned to the sale scenario, where the total equity value was allocated using the OPM. In addition, the DLOM for the Common Stock for purposes of the April 29, 2022 Valuation was concluded to be [***]% for the sale scenario and [***]% for the IPO scenario.

For the period from the date of the April 29, 2022 Valuation to each of June 30, 2022, September 7, 2022, December 14, 2022 and March 2, 2023, the IPO market for biotechnology companies continued to worsen. As a result, the Board could not predict when the market would open and thus had no visibility into whether an IPO could be completed and continued to hold off on restarting the Company’s IPO process. Due to these factors, the Board determined that the estimated fair value of Common Stock set forth in the April 29, 2022 Valuation continued to be representative of the fair value of Common Stock as of each of June 30, 2022, September 7, 2022, December 14, 2022 and March 2, 2023. The Board determined the estimated fair value of the Common Stock for the stock options granted between June 30, 2022 and March 2, 2023 to be $[***] per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the April 29, 2022 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the April 29, 2022 Valuation, which is $[***] per share, and the midpoint of the Preliminary Price Range, which is $[***] per share, is the result of the collective effect of the following key factors, among others:

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

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U.S. Securities and Exchange Commission

June 21, 2023

Page Seven

•	The Company’s IND application for its lead product candidate TIDAL-01, was cleared by the U.S. Food and Drug Administration in October 2022.

•

The Company initiated two Phase 1 clinical trials for TIDAL-01, including a multi-site trial for the treatment of breast cancer, colorectal cancer, and uveal melanoma, and an investigator sponsored trial with H. Lee Moffitt Cancer Center and Research Institute, Inc. in both cutaneous and non-cutaneous melanomas.

•	The Company hired a new interim Chief Technology Officer, Vijay Chiruvolu, Ph.D., effective March 2023.

•	The Company held its organization meeting for its planned IPO on [***], 2023, after the date of the last set of option grants with an exercise price of $[1.40] in March 2023.

•	The Company confidentially submitted its draft Registration Statement to the Commission on May 15, 2023.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), and the public filing of the Registration Statement with the Commission on June 12, 2023.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of Common Stock, including liquidation and redemption rights. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.

•

The Preliminary Price Range represents a future price for the Common Stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the last year represent an estimate of the fair value of the shares of Common Stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

Cooley LLP    55 Hudson Yards    New York, NY 10001

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U.S. Securities and Exchange Commission

June 21, 2023

Page Eight

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company would be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Common Stock as determined by the Board are consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

March 31, 2023 Valuation – May 31, 2023 Stock Option Grant

On May 31, 2023, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the March 31, 2023 Valuation.

For the March 31, 2023 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the sale scenario using the OPM being weighted at [***]% and the IPO scenario using a fully-diluted allocation being weighted at [***]%.

The total equity value in the sale scenario was estimated using the Backsolve Method as of the Financing Date and then rolled forward to the valuation date for the March 31, 2023 Valuation for the changes in the market between the Financing date and the valuation date for the March 31, 2023 Valuation. The total equity value of the Company in the IPO scenario was estimated using the post-money step up multiple approach typically used by investment bankers at the time of an IPO pricing. Specifically, the third-party specialist analyzed the IPO transactions in the biotechnology industry that had occurred within the 24 months prior to the valuation date for the March 31, 2023 Valuation. For each transaction, the third-party specialist sourced the post-money value at the time of the latest financing round of equity investment and calculated the pre-money IPO value as the difference between the source post-money IPO value and the IPO proceeds raised. The third-party specialist then calculated the pre-money IPO multiple as the ratio of the pre-money IPO value and the post-money value at the time of the last equity round for each company. The selected multiple was then applied to the post-money value of the Company as of the Financing Date to estimate the IPO equity value.

For purposes of the March 31, 2023 Valuation, the Backsolve Method reflected the Series D Preferred Stock Financing. In determining the implied total equity value under the Backsolve Method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] year, based on management’s best estimates of a liquidity event at such time.

In the IPO scenario of the Hybrid Method, the Company’s total equity value as of the valuation date for the March 31, 2023 Valuation was allocated to the Company’s equity securities within an OPM framework on an as-if-converted basis while also considering the optionality of the Company’s stock options, assuming an IPO event to occur in [***] 2023. The Company believes that the nature of the scenarios used in the Hybrid Method and the scenario timings and probabilities were appropriate in light of the Company’s stage of development, and in particular, the status of its clinical development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the IPO scenario because around the time of the March 31 Valuation, the Company was reconsidering its

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

Cooley LLP    55 Hudson Yards    New York, NY 10001

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U.S. Securities and Exchange Commission

June 21, 2023

Page Nine

IPO plans and had reconsidered going public in [***] 2023. However, macroeconomic and industry specific events, such as the biotechnology IPO market cooling, geopolitical risk, or other Company specific events, such as a setback in the field of TIL therapeutics or related technologies, at the Company or other companies in the field could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the remaining weight [***]% was assigned to the sale scenario, where the total equity value was allocated using the OPM. In addition, the DLOM for the Common Stock for purposes of the March 31, 2023 Valuation was concluded to be [***]% for the sale scenario and [***]% for the IPO scenario.

For the period from the date of the March 31, 2023 Valuation to May 31, 2023, the Company held its organizational meeting for its planned IPO on [***], 2023 and confidentially submitted its draft Registration Statement on Form S-1 to the Commission on May 15, 2023. However, the Company had not yet publicly filed its Registration Statement. Mere intent to publicly file a registration statement and consummate an IPO does not necessarily mean that the Company would be successful in doing so. As a result, and due to the weighting of the IPO scenario at [***]%, the Board determined there were no internal or external developments since the date of the March 31, 2023 Valuation that warranted a change in the estimated fair value of the Common Stock.

The Company respectfully advises the Staff that the estimated fair value of its Common Stock using the March 31, 2023 Valuation, which is $[***] per share, is higher than the midpoint of the Preliminary Price Range, which is $[***] per share. However, the estimated fair value of its Common Stock using the March 31, 2023 Valuation is lower than the high end of the Preliminary Price Range, which is $[***] per share. This delta (which the Company respectfully notes is only 10.0% higher than the March 31, 2023 Valuation) is due in part to the Preliminary Price Range reflecting 100.0% weighting for the IPO scenario and no application of a DLOM (which, as noted above, was [***]%). As a result, the Company believes the March 31, 2023 Valuation represented a reasonable fair market value of Common Stock for the May 31, 2023 stock option grants.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since June 1, 2022, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Common Stock Valuation and Stock Issuance

The Company is party to a Life Science Alliance Agreement (the “Alliance Agreement”), with H. Lee Moffitt Cancer Center and Research Institute, Inc. (“Moffitt”). On June 1, 2022, in connection with the execution of the Alliance Agreement, the Company issued 732,600 shares of Common Stock to Moffitt (the “Moffit June Shares”). As partial consideration under the Alliance Agreement, the Company also agreed to issue Moffitt an additional 2,930,403 shares of its common stock in the aggregate upon the satisfaction of certain clinical and regulatory milestones with respect to certain TIL products. The issuances of common stock are and will be treated as performance-based stock awards for accounting purposes. On February 27, 2023, the Company issued an additional 732,600 shares of Common Stock to Moffitt pursuant to the Alliance Agreement, as consideration for the achievement of a milestone under such agreement (together with the Moffit June Shares, the “Moffitt Shares”).

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

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U.S. Securities and Exchange Commission

June 21, 2023

Page Ten

The Board determined the estimated fair value of the Moffit Shares at the time the performance-based awards were granted in June 2022 was $[***] per share based on a number of factors, including those discussed in the above section title “April 29, 2022 Valuation – June 30, 2022, September 7, 2022, December 14, 2022 and March 2, 2023 Stock Option Grants”.

In light of the above, the Company respectfully submits that the per share estimated fair value of the Moffit Shares was reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*    *    *

Please contact me at (212) 479-6474 or Ryan Sansom at (212) 479-6474 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Divakar Gupta
Divakar Gupta
Cooley LLP

cc:	Sammy Farah, M.B.A, Ph.D., Turnstone Biologics Corp.

Venkat Ramanan, Ph.D., Turnstone Biologics Corp.

P. Joseph Campisi, Jr., Esq., Turnstone Biologics Corp.

Ryan Sansom, Cooley LLP

Alexa Smith, Cooley LLP

Valerie Sapozhnikova, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Salvatore Vanchieri, Latham & Watkins LLP

FOIA Confidential Treatment Requested by Turnstone Biologics Corp.

Cooley LLP    55 Hudson Yards    New York, NY 10001

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